April 29, 2005

Mail Stop 03-06


Jerry D. Leitman
President
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06813

Re:	FuelCell Energy, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed April 8, 2005
		File No. 333-122216

Dear Mr. Leitman:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comments 1 and 2. Given the structure of your offering, it does not appear that offering will be commenced promptly and conducted continuously within the meaning of Rule 415(a)(1)(ix) of the Securities Act. Instead, the offering would have to be registered on Form S-3 such that you would be eligible to conduct a delayed offering under Rule 415(a)(1)(x). In addition, if the offering was registered on Form S-3, then you would be eligible to conduct an at-the-market offering in accordance with Rule 415(a)(4) and would not have to establish a fixed price for the offering. However, a continuous offering made pursuant to Rule 415(a)(1)(ix) must be conducted at a fixed price rather than at a range of prices as it appears that you have currently proposed.
2. We note your responses to comments 3 and 4. We also note that you have elected to register the primary offering of the shares of common stock that may be sold into the market to generate cash to pay dividends to the holders of your Series B preferred stock who do not elect to receive common shares in lieu of a cash dividend. However, because the shares to be sold in the primary offering are in effect being sold on behalf of the Series B holders, the Series B holders appear to be properly viewed as statutory underwriters with respect to the primary offering. The primary offering also appears to have been commenced prior to the filing of this registration statement, such that it is not appropriate to register the completion of that offering. Accordingly, we do not believe that you may properly proceed with the registration of your proposed primary offering. If you desire to structure a similar offering of shares to be distributed as dividends in the future with respect to a new, currently undesignated series of preferred stock, it may be possible to conduct that entire offering as a primary offering consistent with our discussion that appears under the heading "Takedown Off an Issuer`s Shelf Registration Statement for Equity Line Financings" in the March 31, 2001 quarterly update to our Current Issues and Rulemaking Projects Outline, provided that a shelf registration statement on Form S-3 is filed and declared effective prior to commencement of the private offering of shares of that series of preferred stock to investors.
3. We further note that you have elected to register a secondary offering of the common shares that may be distributed to the holders of your Series B preferred stock who do elect to receive common shares in lieu of a cash dividend. In order to avoid the potential integration of the private primary offering of the common shares to the Series B holders with the registered resale offering of those shares, the Series B holders must have been irrevocably bound to acquire those shares prior to the filing of the registration statement. However, the preferred stockholders do not appear to have been irrevocably bound to acquire the shares of common stock, and therefore the private placement of those shares was not completed at the time of the initial filing of the registration statement. Refer to Item 3S of the March 1999 Supplement to our Manual of Publicly Available Telephone Interpretations, available on our website at www.sec.gov. Accordingly, we do not believe that you may properly proceed with the registration of your proposed secondary offering at this time. In addition, if you desire to register the resale of those shares in the future once the private offering of those shares has been completed, you will need to consider whether the Series B holders are acting as statutory underwriters with respect to those shares as discussed in Item D.29 of the main volume of our Manual of
Publicly Available Telephone Interpretations.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 942-7924 with any other questions.

Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Richard A. Krantz, Esq.

FuelCell Energy, Inc.
April 29, 2005
Page 1